                                                            --------------------
                                 UNITED STATES              |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION    --------------------
                            Washington, D.C. 20549          |   OMB Number:    |
                                                            |    3235-0058     |
                                  FORM 12b-25               | Expires:         |
                                                            |    May 31, 1997 |
                          NOTIFICATION OF LATE FILING       | Estimated        |
                                                            | average burden   |
                                                            | hours per        |
(Check One):  [X] Form 10-KSB  [_] Form 20-F  [_] Form 11-K | response....2.50 |
                     [_] Form 10-QSB  [_] Form N-SAR        --------------------
                                                            --------------------
     For Period Ended:       DECEMBER 31, 1997              | SEC FILE NUMBER  |
                      ------------------------------------  |     0-11303      |
     [_]  Transition Report on Form 10-KSB                  --------------------
     [_]  Transition Report on Form 20-F                    --------------------
     [_]  Transition Report on Form 11-K                    |   CUSIP NUMBER   |
     [_]  Transition Report on Form 10-QSB                  |    871566 10 5   |
     [_]  Transition Report on Form N-SAR                   --------------------

     For Period Ended:

================================================================================

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION
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Full Name of Registrant

SYNBIOTICS CORPORATION
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Former Name if Applicable


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Address of Principal Executive Office (Street and Number)

11011 Via Frontera
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City, State and Zip Code

San Diego, California 92127
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PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |  (b)  The subject annual report, semi-annual report, transition report
    |       on Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion
[X] |       thereof, will be filed on or before the fifteenth calendar day
    |       following the prescribed due date; or the subject quarterly report
    |       or transition report on Form 10-QSB, or portion thereof, will be
    |       filed on or before the fifth calendar day following the prescribed
    |       due date; and
    |  (c)  The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company's Chief Financial Officer was called out of the country from March 20, 1998 through March 29, 1998. In addition, in February and March 1998 the Company's Chief Executive Officer and Chief Financial Officer were deeply involved in merger negotiations and closing of a merger transaction. As a result, the Chief Financial Officer has not been able to devote the necessary time to adequately prepare the disclosure called for by Item 6 (Management's Discussion and Analysis or Plan of Operation) or Item 7 (Financial Statements) of Form 10-KSB and perform on the other portions of the Form 10-KSB the supervision and review required by the Company's internal procedures.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Michael K. Green                619             451-3771
     ------------------------------------  ----------- -------------------------
                  (Name)                   (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the
     registrant was required to file such report(s) been filed?
     If answer is no, identify report(s).                    [X] Yes  [_] No


     ---------------------------------------------------------------------------

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [_] Yes  [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                        SYNBIOTICS CORPORATION
          ----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  March 31, 1998                   By:  /s/ Michael K. Green
    ----------------------------------    --------------------------------------
                                          Michael K. Green
                                          Chief Financial Officer


--------------------------------- ATTENTION ------------------------------------
|               INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                 |
|        CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).          |
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